

VIA FACSIMILE AND U.S. MAIL

April 16, 2009

D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, Texas 75039

>   **RE: Fluor Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Definitive Proxy Statement filed on March 13, 2009**
>   **File No. 1-16129**

Dear Mr. Steuert:

We have additional comments below on your Form 10-K. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed on March 13, 2009

Compensation Discussion and Analysis, page 19

1. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please describe to us in more detail, with a view toward future disclosure, your chief executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Annual Incentive Program, page 22

2. Please tell us, with a view toward future disclosure, how you calculated the annual cash incentives for each executive officer. For example, how did you apply the measures listed on page 24 to calculate the $3,073,200 annual incentive for your chief executive officer? Note that under Item 402(b)(1)(v) of Regulation S-

K, a filer must disclose how it determined the amount and formula for each element of compensation.

3. Please tell us, with a view toward future disclosure, how you calculated Corporate ROAE, Energy and Chemicals Group EBIT, and Government Group EBIT. Also tell us whether these measures were adjusted and, if so, explain how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K.

4. We note your disclosure that individual performance measures are also analyzed to calculate the awards. Please tell us, with a view toward future disclosure, how individual roles and performance factor into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 if you have any questions regarding legal matters.

Sincerely,

Pamela A. Long
Assistant Director